Exhibit 99.1

The transactions pursuant to the share exchange described in this document involve securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

Securities code: 7445

January 16, 2026

To Shareholders:

Isaku Omine,

Representative Director and President

RIGHT ON Co., Ltd.

2-6-6, Motoasakusa, Taito-ku, Tokyo

Notice of the Extraordinary General Meeting of Shareholders

You are hereby notified that the Extraordinary General Meeting of Shareholders of RIGHT ON Co., Ltd. (the “Company”) will be held for the purposes described below.

When convening this General Meeting of Shareholders, the Company takes measures for providing information that constitutes the content of reference documents for the general meeting of shareholders, etc. (items for which measures for providing information in electronic format are to be taken) in electronic format, and posts this information on the Company’s website. Please access the website below by using the Internet address shown below to review the information.

The Company’s website:

https://biz.right-on.co.jp/ir/general-meeting/ (in Japanese)

In addition to the Company’s website, the items for electronic provision measures are also posted on the website of Tokyo Stock Exchange (TSE), so please check from the following.

TSE website (Listed Company Search):

https://www2.jpx.co.jp/tseHpFront/JJK010010Action.do?Show=Show (in Japanese)

(Access the TSE website by using the internet address shown above, enter “RIGHT ON” in “Issue name (company name)” or the Company’s securities code “7445” in “Code,” and click “Search.” Then, click “Basic information” and select “Documents for public inspection/PR information.” Under “Filed information available for public inspection,” click “Click here for access” under “[Notice of General Shareholders Meeting /Informational Materials for a General Shareholders Meeting].”)

For those who plan to exercise the voting rights in advance in writing or via the Internet, etc., you are kindly requested to review the Reference Documents for the General Meeting of Shareholders, and indicate your vote of approval or disapproval of the proposal on the voting form, which was sent together with this notice, and to return the form or exercise your voting rights via the Internet, etc. so that the Company receives it by Tuesday, February 3, 2026, at 6:00 p.m. (JST).

1.	Date and Time Wednesday, February 4, 2026 at 10:00 a.m. (JST)

2.	Place Shibusawa Hall, 5F, The Tokyo Chamber of Commerce and Industry

  Marunouchi Nijubashi Building, 3-2-2, Marunouchi, Chiyoda-ku Tokyo

3.	Meeting Agenda

Matters to be resolved:

Proposal Approval of Share Exchange Agreement

•

For those attending the meeting in person, please submit the voting form, which was sent together with this notice, at the reception desk of the venue. In order to conserve natural resources, you are kindly requested to bring this notice of convocation with you to the meeting.

•

For those exercising the voting rights by proxy, it is possible to delegate one other shareholder who has voting rights. In such cases, you are kindly requested to have your proxy submit a written document certifying the authority of proxy, such as a proxy statement, etc., together with the voting form at the reception desk of the venue.

•	If revisions to the items subject to measures for electronic provision are required, the Company shall post the revisions on the Company’s website and the TSE website (in Japanese only).

•

Paper-based documents stating the items subject to measures for electronic provision are sent to shareholders who have requested the delivery of paper-based documents; however, those documents do not include the following items in accordance with the provisions of laws and regulations and Article 14 of the Company’s Articles of Incorporation.

The following items of World Co., Ltd.

(1)	Articles of incorporation

(2)	Financial statements, etc. pertaining to the most recent fiscal year (from March 1, 2024, to February 28, 2025)

Reference Documents for the General Meeting of Shareholders

Proposal:   Approval of Share Exchange Agreement

The Company and World Co., Ltd. (“World”; together with World, the “Companies”) hereby announce that the Companies have resolved at the Board of Directors meetings of the Companies held on November 14, 2025 to conduct a share exchange (the “Share Exchange”) by which World will become the wholly-owning parent company of the Company and the Company will become the wholly-owned subsidiary of World. On the same day, World and the Company have entered into a share exchange agreement (the “Share Exchange Agreement”), as described below in 2. “Outline of the details of the Share Exchange Agreement”. Accordingly, we respectfully request your approval of the Share Exchange Agreement under this proposal.

The Share Exchange is scheduled to be consummated effective as of March 1, 2026: by (i) World through a simplified share exchange procedure pursuant to the provisions of the main clause of Article 796, Paragraph 2 of the Companies Act (Act No. 86 of 2005, as amended; hereinafter the same) without requiring approval by a resolution of a general shareholders’ meeting; and (ii) by the Company after the Share Exchange Agreement is approved by a resolution at the Extraordinary General Meeting of Shareholders.

If this proposal is approved, prior to the effective date of the Share Exchange (scheduled for March 1, 2026), the Company’s common shares (the “Company Shares”) are scheduled to be delisted from the Standard Market of the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange” or “TSE”) on February 26, 2026 (with the last trading date being February 25, 2026).

The reason to proceed with the Share Exchange, an outline of the details of the Share Exchange Agreement, and other matters related to this proposal are as follows.

1.	Reason to proceed with the Share Exchange

The World Group (refers to the group of World, its subsidiaries and the equity-method affiliates; hereinafter the same), as a “Value-Creating Enterprise” that constantly offers a wide variety of products or services relating to the fashion demanded by customers, has been aiming to build a “Fashion Ecosystem unique in the world” which does not cause losses or wastes, since its announcement in 1992 of the “SPARCS” plan. The World Group’s medium-term management plan “Plan-W”, launched in the fiscal year ended in February 2024, aims to realize the World Fashion Ecosystem through a virtuous cycle of enhancement of corporate value and employee value, by creating customer value with the new business portfolio. In the brand business, as the World Group advocate the “sustainable growth of the entire portfolio,” it is promoting three fundamental strategies of “1) business portfolio improvement,” “2) store opening in multiple channels,” and “3) sustainable rejuvenation.” In addition, the World Group positions the revitalization investment business in the Company as one of their top priority themes.

On the other hand, the Company was established in April 1980 as a casual wear store specializing in jeans and has grown at an accelerated pace by developing products that meet consumer needs and leveraging its strength as one of Japan’s leading jeans specialty stores. Entering the 2020s, the Company established a three-year medium-term management plan (announced on October 12, 2022) targeting the fiscal year ending August 2025, with the goal of becoming “No. 1 in customer satisfaction,” and promoted initiatives such as improving profitability centered on private brands and reviewing the store network. However, due to the external environment, including a sharp decline in sales caused by people refraining from going out due to the COVID-19 pandemic and shifts in consumer behavior toward e-commerce, the Company was unable to realize an attractive product lineup, and was forced to suffer extremely harsh business results. Under these circumstances, with the assistance of external experts, the Company revised its medium-term management plan (announced on October 11, 2023) and designated the three-year period from the fiscal year ended August 2024 to the fiscal year ending August 2026 as a phase for “redefining and refining its strengths.” During this period, the Company has been implementing initiatives aimed at business revitalization, including business strategies such as improving the gross profit margin through a full-scale shift toward value-driven offerings and increasing gross profit through strategic investments in growth channels, as well as financial strategies such as reducing selling, general and administrative expenses by rationalizing unprofitable stores and optimizing personnel allocation, and compressing working capital through inventory reduction. However, these efforts have not yet led to a fundamental recovery in business performance.

In early February 2024, World was approached by one of the Company’s major financial institutions regarding an alliance with the Company. World indicated that it would be willing to consider such an alliance, provided that such alliance would be premised on business revitalization support of the Company, and accordingly, held discussions on the scheme of an alliance based on such business revitalization support and on the business synergies to be generated through the alliance. Following these discussions, World acquired the Company Shares through a tender offer for the Company Shares conducted by W&D Investment Design Inc. (“W&DiD”), a company in which World and Development Bank of Japan Inc. (“DBJ”) have each directly or indirectly invested 50.00%, and which has invested in supporting the growth and revitalization of companies related to the fashion industry by leveraging the business operation knowhow of the World Group and the finance knowhow of DBJ. As a result of the tender offer, World made the Company an equity-method affiliate in January 2025.

Subsequently, World and the Company have been advancing structural reforms aimed at an early and fundamental revitalization of the Company. Key initiatives include “management reform and IT infrastructure development,” “transforming product procurement methods and liquidating long-term stagnant inventory,” and “closing unprofitable stores and optimizing personnel and organization.” As a result of these efforts, World and the Company believe that they have achieved steady progress toward rebuilding the business foundation of the Company with increased profitability at a faster pace than initially anticipated. These initiatives enabled the Company to significantly reduce losses from the previous fiscal year, recording a net loss of only JPY 449 million for the fiscal year ended August 2025; however, it was not yet able to return to profitability.

World believes that, in order for the Company to complete its structural reforms, ensure an early return to profitability, and swiftly and seamlessly shift to a sustainable growth strategy, it is essential for World to provide funds to the Company for re-growth investments, such as building a foundation for further sustainable improvements in cost competitiveness unique to the entire World Group by fully utilizing the scale of the World Group, promoting business strategies through flexible and speedy decision-making, implementing impactful business investments, and providing full financial allowances for business operations.

Furthermore, World believes that the Company faces the following two specific issues:

1)

Amid an increasingly frugal consumer spending trend and a more challenging market environment, it is difficult for the Company, on a standalone basis, to make investments from a medium- to long-term perspective, such as upfront investments and business reforms, due to the need to consider the short-term impact on its business performance. In other words, it is necessary to more swiftly advance sustainable cost efficiencies by leveraging the economies of scale of the World Group and to shift to a growth strategy through the comprehensive utilization of its assets.

2)

While the TOPIX (stock price index of the Tokyo Stock Exchange) components have been narrowed down, the disclosure, audit and corporate costs associated with maintaining its listing are excessive burden for the Company, which is undergoing revitalization, making it difficult to direct funds to investments for growth. In addition, in enhancing corporate value, the continuation of a parent-subsidiary dual listing imposes numerous constraints from the perspectives of governance, cost, and shareholder relations.

While promptly addressing these urgent issues described above is essential to enhancing the Company’s corporate value, its current capital structure limits its ability to swiftly and flexibly make management decisions for business revitalization. Therefore, the Companies determined that resolving these issues by making the Company a wholly-owned subsidiary of World and thereby further accelerating its business recovery would be in the best interests of the Companies and all stakeholders.

Considering the above, World and the Company determined that making the Company a wholly-owned subsidiary of World would contribute to improving the management efficiency and competitiveness of the World Group and the Company through the promotion of measures for growth at the Company that could not be sufficiently achieved under the current capital structure, the integration of corporate functions, and further streamlining through the optimization of personnel allocation. Following a series of these discussions on measures to enhance the corporate value of the Company following its becoming a wholly-owned subsidiary of World, the Companies have reached a common understanding that the following measures will be able to be implemented at the Company after making the Company a wholly-owned subsidiary of World.

(i)	Accelerating the Company’s business growth by expanding its management base

Leveraging the relatively large and stable cash flow, management resources, and know-hows of the World Group to renew various IT infrastructures such as logistics, information systems, and AI systems, which would be difficult if the Company remained listed, and make more dynamic investments in growth and business development and deployment that would be difficult to implement with the Company’s cash flow alone.

(ii)	Enhancing the Group’s business infrastructure by consolidating businesses and assets

By integrating the customer information infrastructure, contracts and systems including marketing automation will be consolidated and data will be managed in an integrated manner, thereby reducing promotional expenses, exploring cross-selling opportunities through a mutual understanding of customer profiles, and efficiently expanding the top line. Furthermore, strengthening recruitment capabilities and employee retention by offering career paths within the World Group to utilize talented human resources (removing contractual restrictions associated with maintaining a listing).

(iii)	Improving the Group’s management efficiency through integration of corporate functions

Increasing the management efficiency and competitiveness of the entire Group through the integration of the corporate functions of World and the Company and further rationalization by optimizing personnel allocation, which was difficult to achieve from the standpoint of maintaining independence, as well as through the sharing of resources and know-hows across the value chain ranging from purchases to sale.

World and the Company held a series of discussions concerning the method of making the Company a wholly-owned subsidiary and have determined to implement a share exchange. Common shares of World (“World Shares”) will be delivered to the general shareholders of the Company as consideration in the Share Exchange and, through the ownership of World Shares, such shareholders will have the opportunity to benefit from, among others, the anticipated effects of various measures to be implemented after the Share Exchange, the business development and profit expansion of the World Group resulting from such effects, and the consequent increase in the market price of World Shares, and that World Shares, which are highly liquid, can be traded in the market for cash at any time so that the general shareholders of the Company may have the option of whether to continue holding World Shares or to liquidate them for cash. These are the reasons for judging that the Share Exchange is the desirable scheme. Based on the above, World and the Company determined that the Company becoming a wholly-owned subsidiary of World will significantly contribute to further enhancement of the corporate value of both the World Group and the Company going forward and that this transaction will be beneficial for the shareholders of both World and the Company. Accordingly, on November 14, 2025, the Boards of Directors of the Companies resolved to proceed with the Share Exchange and to enter into the Share Exchange Agreement.

2.	Outline of the details of the Share Exchange Agreement

The details of the Share Exchange Agreement concluded between the Company and World on November 14, 2025, are as follows.

Share Exchange Agreement Contract (Copy)

World Co., Ltd. (“World”) and RIGHT ON Co., Ltd. (“RIGHT ON”) shall enter into the following share exchange agreement (the “Agreement”) dated November 14, 2025 (the “Agreement Date”).

Article 1   (The Share Exchange)

In accordance with the provisions of the Agreement, World and RIGHT ON shall execute a share exchange (the “Share Exchange”) under which World will become the wholly-owning parent company of RIGHT ON and RIGHT ON will become the wholly-owned subsidiary of World. Through the Share Exchange, World shall acquire all of the issued shares of RIGHT ON (excluding the shares of RIGHT ON already owned by World).

Article 2  (Trade Names and Addresses)

The trade names and addresses of World and RIGHT ON are as follows, respectively.

(1)	World: Wholly-owning parent company resulting from the share exchange
(Trade Name) World Co., Ltd.
(Address) 6-8-1 Minatojima-Nakamachi, Chuo-ku, Kobe City, Hyogo

(2)	RIGHT ON: Wholly-owned subsidiary resulting from the share exchange
(Trade Name) RIGHT ON Co., Ltd.
(Address) 2-6-6, Motoasakusa, Taito-ku, Tokyo

Article 3  (Shares to Be Delivered and Their Allocation in the Share Exchange)

1.

In the Share Exchange, immediately before the Share Exchange becomes effective (the “Record Time”), World shall deliver its common shares to the shareholders of RIGHT ON (excluding World; the “Allottees”) in exchange for the common shares of RIGHT ON owned by the Allottees. The number of World’s common shares to be delivered shall be calculated by multiplying the total number of RIGHT ON’s common shares owned by 0.2.

2.

In the Share Exchange, World shall allocate to each of the Allottees the common shares of World at the ratio of 0.2 common shares of World for each one common share of RIGHT ON owned by the Allottee, as stated in the preceding paragraph.

3.

If, in accordance with the preceding two paragraphs, the number of World’s common shares to be allocated to the Allottee includes a fractional share that is less than one full share, World shall handle such fraction in accordance with Article 234 of the Companies Act and other relevant laws and regulations.

Article 4  (Matters Concerning Stated Capital and Capital Reserves)

The amounts of stated capital and capital reserves of World to be increased through the Share Exchange shall be appropriately determined by World in accordance with Article 39 of the Regulations for Corporate Accounting.

Article 5  (Effective Date)

The effective date of the Share Exchange (the “Effective Date”) shall be March 1, 2026. However, if necessary due to procedural requirements or other reasons related to the progress of the Share Exchange, World and RIGHT ON may, through consultation and mutual agreement, change the Effective Date.

Article 6  (General Meeting of Shareholders for Approval of Share Exchange Agreement)

1.

Pursuant to the provisions in the main clause of Article 796, Paragraph 2 of the Companies Act, World shall conduct the Share Exchange as defined in the Agreement without obtaining approval from the General Meeting of Shareholders as stipulated in Article 795, Paragraph 1 of the Companies Act. However, if approval from the General Meeting of Shareholders becomes necessary for the Agreement pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act, World shall seek such approval by the day before the Effective Date.

2.	RIGHT ON shall seek approval of the Agreement from the General Meeting of Shareholders, as prescribed in Article 783, Paragraph 1 of the Companies Act, by the day before the Effective Date.

Article 7  (Management of Company Assets, etc.)

1.

From the Agreement Date until the Effective Date, World shall conduct its business operations and manage and operate its assets with the care of a prudent manager, and shall also ensure that its subsidiaries (provided, however, that for World, RIGHT ON is excluded; the same shall apply hereinafter in this Article) do the same. From the Agreement Date until the Effective Date, RIGHT ON shall conduct its business operations and manage and operate its assets with the care of a prudent manager.

2.

Except for actions separately stipulated in the Agreement, if World or its subsidiaries intend to perform any act that may significantly affect their assets or rights and obligations, or that may materially impact the execution or conditions of the Share Exchange, or if RIGHT ON intend to perform any act that may significantly affect its assets or rights and obligations, or that may materially impact the execution or conditions of the Share Exchange, World and RIGHT ON shall first engage in mutual consultation before performing or causing such acts.

Article 8  (Restrictions on Dividends from Surplus, etc.)

1.

Unless the other party gives its prior written consent, neither World nor RIGHT ON shall, after the Agreement Date, (i) pass a resolution to distribute dividends of surplus with a record date prior to the Effective Date, nor (ii) pass a resolution to acquire treasury shares with an acquisition date prior to the Effective Date (excluding acquisitions of treasury shares in cases where the acquisition of treasury shares is necessary according to applicable laws and regulations in response to shareholders exercising their rights).

Article 9  (Treatment of Stock Acquisition Rights)

If approval of the Agreement is obtained at the shareholders’ meeting of RIGHT ON as set forth in Article 6, Paragraph 2 (or, if approval of the Agreement is obtained at both World’s and RIGHT ON’s shareholders’ meetings if approval by resolution of a shareholders’ meeting of World is required pursuant to the proviso to Article 6, Paragraph 1), RIGHT ON shall, by no later than the day immediately preceding the Effective Date, adopt a resolution of its Board of Directors to acquire, without consideration, pursuant to the acquisition provisions applicable to such stock acquisition rights, all of the stock acquisition rights of RIGHT ON that remain outstanding as of the Record Time among the stock acquisition rights issued by RIGHT ON, namely: (i) the 2015 Stock Acquisition Rights issued pursuant to a resolution of RIGHT ON’s Board of Directors meeting dated November 18, 2015, (ii) the 2017 Stock Acquisition Rights issued pursuant to a resolution of RIGHT ON’s Board of Directors meeting dated November 17, 2017, and (iii) the 2018 (10th Series) Share Acquisition Rights issued pursuant to a resolution of RIGHT ON’s Board of Directors meeting dated November 16, 2018 (collectively, the “Share Acquisition Rights”), with the resolution of RIGHT ON’s shareholders’ meeting approving the Agreement constituting a ground for acquisition (the “Acquisition without Consideration of the Share Acquisition Rights”), and shall effect such Acquisition without Consideration of the Share Acquisition Rights as of the Record Time.

Article 10  (Amendment and Termination of the Agreement)

1.

If, between the Agreement Date and the day before the Effective Date, a significant change occurs in the financial or business condition of World or RIGHT ON, or if a situation arises or is discovered that significantly hinders the execution of the Share Exchange, or if other circumstances arise or are discovered that make it difficult to achieve the objectives of the Agreement, World and RIGHT ON may consult and, upon written agreement, amend the conditions related to the Share Exchange or other contents of the Agreement, or terminate the Agreement.

2.

If either party breaches any provision of the Agreement between the Agreement Date and the day before the Effective Date, World and RIGHT ON may set a reasonable period for the other party to remedy the breach by issuing a demand for correction. If the breach is not remedied within that period, the non-breaching party may terminate the Agreement.

Article 11  (Effectiveness of the Agreement)

The Agreement shall cease to have effect if (i) approval for the Agreement is not obtained by the day before the Effective Date at the General Meeting of Shareholders of World as stipulated in the proviso of Article 6, Paragraph 1 of the Agreement (provided that such approval is required per Article 796, Paragraph 3 of the Companies Act) or at the General Meeting of Shareholders of RIGHT ON as stipulated in Article 6, Paragraph 2 of the Agreement; (ii) necessary approvals from relevant domestic or foreign authorities for executing the Share Exchange (including the effectiveness of filings or notifications to such authorities, but not limited thereto) are not obtained by the day before the Effective Date; (iii) by no later than the day immediately preceding the Effective Date, the resolution of its Board of Directors of RIGHT ON regarding the Acquisition without Consideration of the Share Acquisition Rights subject to Article 9 is not adopted, or the Acquisition without Consideration of the Share Acquisition Rights is not effected as of the Record Time; or (iv) the Agreement is terminated pursuant to the preceding Article.

Article 12  (Governing Law and Jurisdiction)

1.	The Agreement shall be governed by and construed in accordance with the laws of Japan.

2.	All disputes arising between the parties related to the Agreement shall be subject to the exclusive agreed jurisdiction of the Tokyo District Court as the court of first instance.

Article 13  (Matters for Consultation)

Matters not stipulated in the Agreement and other necessary issues related to the Share Exchange shall be determined through sincere consultation and mutual agreement between World and RIGHT ON in accordance with the intent of the Agreement. If any doubts or ambiguities arise regarding the interpretation of the contents of the Agreement, World and RIGHT ON shall engage in sincere consultation and mutually agree to resolve such issues.

(The remainder of this page is intentionally left blank.)

As proof of the conclusion of the Agreement, two original copies of the Agreement will be created, and after World and RIGHT ON both sign and seal each, each will retain one original copy.

November 14, 2025

World:	6-8-1 Minatojima-Nakamachi, Chuo-ku, Kobe City, Hyogo
World Co., Ltd.
Nobuteru Suzuki,
Representative Director of the Board, President & Executive Officer

As proof of the conclusion of the Agreement, two original copies of the Agreement will be created, and after World and RIGHT ON both sign and seal each, each will retain one original copy.

November 14, 2025

RIGHT ON:	2-6-6, Motoasakusa, Taito-ku, Tokyo
RIGHT ON Co., Ltd.
Isaku Omine,
Representative Director, President Executive Officer

3.	Outline of the details of the items provided in Article 184, Paragraph 1 of the Regulations for Enforcement of the Companies Act

(1)	Items regarding the appropriateness of the exchange consideration

I.	Items regarding the appropriateness of the total amount of the consideration for the Share Exchange

(i)	Details of the allotment in the Share Exchange

	World (Wholly-owning parent company resulting from share exchange)	The Company (Wholly-owned subsidiary resulting from share exchange)
Allotment ratio for the Share Exchange	1	0.20
		(Reference: Before share split) 0.10
Number of shares to be delivered upon the Share Exchange	Common stock of World: 3,422,563 shares (as scheduled)

Note 1:	Share allotment ratio in the Share Exchange

World will allot and deliver 0.2 shares of World’s common stock (the “World Shares”) for each share of the Company’s common stock (the “Company Shares”). However, no shares will be allotted in the Share Exchange for the Company Shares held by World as of the Record Time (as defined below). This is based on the assumption that a share split (the “Share Split”) scheduled to be implemented with a record date of February 28, 2026 and an effective date of March 1, 2026 will take effect, whereby 1 share of World Shares will be split into 2 shares (for details of the Share Split, please see the “Notice Concerning the Share Split, Partial Amendment to the Articles of Incorporation, and Changes to the Exercise Conditions of Stock Acquisition Rights” announced on November 14, 2025 by World). In addition, please note that the allotment ratio for the Share Exchange (the “Share Exchange Ratio”) in the table above is subject to change by mutual agreement made between World and the Company after their discussion if there are significant changes in the conditions based on which the Share Exchange Ratio is calculated.

Note 2:	Number of World Shares to be delivered in the Share Exchange

In the Share Exchange, World plans to allot and deliver to the Company shareholders (excluding World) who are recorded as shareholders immediately before the time at which World acquires all of the issued shares of the Company (excluding the Company Shares owned by World) (the “Record Time”), the number of World Shares calculated based on the Share Exchange Ratio, in exchange for the Company Shares held by such shareholders.

Note 3:	Handling of shares less than one unit

The shareholders of the Company who will own shares of World that are less than one unit (or less than 100 shares) as a result of the Share Exchange may not sell such shares that are less than one unit on a financial instruments exchange market. Pursuant to the provisions of Article 192, Paragraph 1 of the Companies Act, shareholders who own such shares that are less than one unit may request World to purchase their shares less than one unit. Furthermore, for the purpose of enhancing the convenience of trading for shareholders holding shares that are less than one unit, World plans to propose a partial amendment to its Articles of Incorporation at the 68th Annual General Meeting of Shareholders scheduled to be held in May 2026 to introduce a system for additional purchases of shares that are less than one unit, as prescribed in the provisions of Article 194, Paragraph 1 of the Companies Act. If such proposal is approved, shareholders holding shares of World that are less than one unit will be able to purchase additional shares of World Shares by requesting World to sell them the number of shares necessary to make their holdings equal to one unit (100 shares) by combining their existing shares with the additional shares purchased. For details regarding the partial amendment to the Articles of Incorporation, please see the “Notice Concerning the Share Split, Partial Amendment to the Articles of Incorporation, and Changes to the Exercise Conditions of Stock Acquisition Rights” announced on November 14, 2025 by World.

Note 4:	Handling of fractions of less than one share

For the shareholders of the Company who will otherwise be allotted and delivered fractions of less than one share of World Shares in the Share Exchange, World will, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations, sell World Shares in the number equivalent to the total number of such fractions (with any fraction less than one share in the total number to be rounded down) and pay these shareholders the proceeds from such sale in cash in proportion to their respective numbers of fractional shares.

(ii)	Basis for the details of allotment in the Share Exchange

A	Basis and reasons for the details of the allotment

To ensure the fairness and appropriateness of the Share Exchange Ratio and other aspects of the Share Exchange described above in “(i) Details of the allotment in the Share Exchange” under “Items regarding the appropriateness of the total amount of the consideration for the Share Exchange,” World and the Company decided to each separately appoint third-party valuation institutions, independent of the Companies, to calculate the share exchange ratio, and the Companies also decided to each independently seek legal advice from legal advisors, independent of the Companies. World selected Nomura Securities Co., Ltd. (“Nomura Securities”), and the Company selected Maxus Corporate Advisory Inc. (“Maxus”) as their respective financial advisors and third-party valuation institutions, independent of the Companies. Furthermore, World selected Anderson Mori & Tomotsune (“AMT”) independent of the Companies and the Company selected Kitahama Partners independent of the Companies as their respective legal advisors.

The Companies each engaged in careful consideration, referring to the valuation results of the share exchange ratio calculated by their respective third-party valuation institutions for the Share Exchange and the advice from their legal advisors, and taking into account matters such as the results of the due diligence conducted on the other party. The Companies had multiple rounds of careful discussions and negotiations on the share exchange ratio, comprehensively taking into account their financial conditions, asset conditions, future prospects and other factors.

World, as a result of careful discussions and deliberation as described below in “III. Matters considered to avoid harming the interests of the Company’s shareholders,” based on, among other things, the valuation report on the share exchange ratio obtained from its third-party valuation institution Nomura Securities on November 13, 2025, the advice from its legal advisor AMT, the results of the due diligence conducted on the Company by World, concluded that the Share Exchange Ratio is appropriate and contributes to the interests of the shareholders of World. Therefore, World determined that it is appropriate to implement the Share Exchange based on the Share Exchange Ratio.

On the other hand, the Company had careful discussions and deliberations as described below in “III. Matters considered to avoid harming the interests of the Company’s shareholders,” based on, among other things, the valuation report on the share exchange ration obtained from the Company’s third-party valuation institution Maxus on November 13, 2025 (the “Share Exchange Ratio Valuation Report (Maxus)”), the advice from its legal advisor Kitahama Partners, the results of the due diligence conducted on World by the Company, and the instructions and advice from the special committee (the “Special Committee”), which is comprised of independent members who have no interest in World and the Company, and the report received from the Special Committee on November 13, 2025 (the “Written Report,” as detailed below in “(iii) the Company having established the independent Special Committee and obtained a written report from the disinterested Special Committee” under “III. Matters considered to avoid harming the interests of the Company’s shareholders.” For details, please also see the attached “Written Report” as of November 13, 2025, which is included as an appendix to the “Notice Concerning the Execution of a Share Exchange Agreement (Simplified Share Exchange) for Making RIGHT ON Co., Ltd. a Wholly Owned Subsidiary of World Co., Ltd.,” announced on November 14, 2025 by World and the Company.) Consequently, the Company concluded that the Share Exchange Ratio is appropriate and contributes to the interests of the minority shareholders of the Company. Therefore, the Company determined that it is appropriate to implement the Share Exchange based on the Share Exchange Ratio.

As described above, the Companies concluded that the Share Exchange Ratio is appropriate and contributes to the interests of the respective shareholders of World and the Company. Accordingly, the World and the Company decided, based on the resolution at the meetings of Board of Directors of the Companies held on November 14, 2025, to implement the Share Exchange based on the Share Exchange Ratio.

Please note that the Share Exchange Ratio is subject to change by mutual discussions and agreement between World and the Company if there are significant changes in the conditions that form the basis for its calculation.

B	Items regarding valuation

i)	Names of valuation institutions and their relationship with the Companies

Both Nomura Securities, the third-party valuation institution for World, and Maxus, the third-party valuation institution for the Company, are valuation institutions independent of World and the Company. None of these valuation institutions is a related party to World or the Company and has any material interest that should be disclosed in relation to the Share Exchange. Fees payable to Nomura Securities include a success fee that is contingent upon, among others, the successful completion of the Share Exchange. However, taking into account general market practice for similar transactions, World has determined that the inclusion of a success fee contingent upon the successful completion of the Share Exchange does not impair the independence of Nomura Securities.

Fees payable to Maxus for the share exchange include a success fee that is contingent upon, among others, the successful completion of the Share Exchange. However, taking into account general market practice for similar transactions and the appropriateness of a remuneration system that would impose a reasonable financial burden on the Company in the event the Share Exchange is not consummated, the Company has determined that the inclusion of a success fee contingent upon the successful completion of the Share Exchange does not impair the independence of Maxus.

ii)	Outline of valuation

(A)	Valuation by Nomura Securities

With respect to World, Nomura Securities conducted the valuation of World Shares employing the average market price analysis (with November 13, 2025 as the valuation reference date, utilizing the closing price at the Tokyo Stock Exchange on the valuation reference date as well as simple average closing prices for the periods of the last five business days, one month, three months and six months preceding such valuation reference date), since World Shares are listed on the Tokyo Stock Exchange Prime Market and their market prices are available.

With respect to the Company, Nomura Securities conducted the valuation of the Company Shares employing the average market price analysis (with November 13, 2025 as the valuation reference date, utilizing the closing price at the Tokyo Stock Exchange on the valuation reference date as well as simple average closing prices for the periods of the last five business days, one month, three months and six months preceding such valuation reference date), since the Company Shares are listed on the Tokyo Stock Exchange Standard Market and their market prices are available. In addition, the discounted cash flow (“DCF method”) was employed in order to reflect the future business activities in the valuation.

The following are the results of the share exchange ratio calculation, where the per-share value of World Shares based on each valuation method is 1.

Method used	Calculated range of share exchange ratio (before considering share split)
Average market price method	0.09-0.11
DCF method	0.05-0.12

Nomura Securities has conducted the valuation of the share exchange ratio, based on the assumption that publicly available information and all information provided to Nomura Securities are accurate and complete. Nomura Securities has not independently verified the accuracy or completeness of such information. It has not independently evaluated, appraised or assessed the assets or liabilities (including financial derivatives, off-balance-sheet assets, off-balance- sheet liabilities, and other contingent liabilities) of the Companies, or their respective affiliates, including any analysis or valuation of individual assets or liabilities, nor has it requested any third-party appraisals or assessments. Nomura Securities assumes that the financial forecasts of the Company and other forward-looking information provided by the Company were reasonably examined or prepared by the Company’s management team based on the best estimation and judgment which could be obtained at this point in time. Nomura Securities relied on the information and economic conditions it acquired on or before November 13, 2025 for its valuation. Its valuation is intended solely to serve as reference for the Board of Directors of World in considering the Share Exchange Ratio.

The financial forecasts of the Company that Nomura Securities used as the basis for its valuation by the DCF method include fiscal years in which a substantial increase or decrease in profit or free cash flow is expected compared to the fiscal year. Specifically, Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and operating profit are expected to recover from a loss to a profit for the fiscal year ending August 2026, compared to the previous fiscal year, due to reductions in selling, general and administrative expenses resulting from the closure of unprofitable stores, optimization of personnel, and consolidation of headquarters locations. For the fiscal year ending August 2027, EBITDA is expected to increase significantly by 326.7% year-on-year and operating profit is expected to increase significantly by 310.2% year-on-year, and for the fiscal year ending August 2028, EBITDA is expected to increase significantly by 36.1% year-on-year and operating profit is expected to increase significantly by 35.0% year-on-year. In addition, free cash flow is expected to increase significantly year-on-year for the fiscal year ending August 2026 due to reductions in merchandise inventories, to decrease significantly by 64.6% year-on-year for the fiscal year ending August 2027 due to the reversal of the temporary factor of inventory reductions for the fiscal year ending August 2026, and to increase significantly by 73.6% year-on-year for the fiscal year ending August 2028 as a result of growth in operating profit. The financial forecasts of the Company have not been made on the assumption of implementation of the Share Exchange.

(B)	Valuation by Maxus

With respect to World, Maxus conducted the valuation of World Shares using the average market price method as World Shares are listed on the Tokyo Stock Exchange Prime Market and therefore their market prices are available. With respect to the Company, Maxus conducted the valuation of the Company Shares using the average market price method as the Company Shares are listed on the Tokyo Stock Exchange Standard Market and therefore their market prices are available. Simultaneously, the DCF method was also used for the valuation of the Company Shares to reflect the future business activities in the valuation.

The following are the results of the range of valuations of the Company Shares using respective valuation methods, where the per-share value of World Shares is 1.

Method used		Calculated range of share exchange ratio (before considering share split)
World	The Company
Average market price method	Average market price method	0.09-0.11
	DCF method	0.08-0.11

Under the average market price method, World Shares were valuated with the valuation reference date set at November 13, 2025 based on the closing price of World Shares at the Tokyo Stock Exchange Prime Market on such valuation reference date along with the simple average closing prices for the latest one-month, three-month and six-month periods preceding such valuation reference date. The Company Shares were valuated with the valuation refence date set at November 13, 2025 based on the closing price of the Company Shares at the Tokyo Stock Exchange Standard Market on such valuation reference date along with the simple average closing prices for the latest one-month, three-month and six-month periods preceding such valuation reference date.

Under the DCF method, the equity value of the Company was calculated by discounting the free cash flow expected to be generated by the Company in and after the fiscal year ending August 2026 at a certain discount rate to the present value based on the projected profit and investment plan described in the business plan (the “Business Plan”) prepared by the Company for the period from the fiscal year ending August 2026 through the fiscal year ending August 2029, information disclosed to the public, and other factors. In calculating the discount rates, the weighted average cost of capital (WACC ) is adopted and the rates of 7.7%-8.7% were used. In calculating the cost of capital, a size risk premium is taken into account considering factors such as the size of the Company. The going concern value was calculated using the perpetuity growth rate method with perpetuity growth rate of -0.5%-0.5%, taking into account factors such as Japan’s inflation rate and the growth rate of the industry to which the Company belongs, and the value was calculated as JPY 6,602 million to 8,826 million.

The Business Plan used by Maxus as the basis for calculating the value of the Company Shares under the DCF method was prepared by the Company in connection with the consideration for the Share Exchange. The Business Plan is based on the Company’s “Mid-Term Management Plan (Fiscal Years Ending August 2025 to August 2029)” announced on October 8, 2024, and has been updated to reflect more probable figures for earnings forecasts and investment plans based on the actual results for the fiscal year ended August 2025. World was not involved in the process of preparing these specific plan figures. In addition to confirming that the Business Plan was prepared by a person independent of World, the Special Committee received explanations regarding the important assumptions and other relevant factors, confirmed the reasonableness of the details of the final Business Plan, its important assumptions, the background to its preparation, and other relevant factors, and subsequently approved the Business Plan.

The financial forecasts based on the Business Plan are as follows. These financial forecasts include fiscal years in which a substantial increase or decrease in profit or free cash flow is expected. Specifically, based on the Company’s “Medium-Term Management Plan (for the fiscal years ending August 2025 to August 2029)” announced on October 8, 2024, the Company expects operating profit and EBITDA to recover significantly from a loss to a profit in the fiscal year ending August 2026 compared to the previous fiscal year and to increase significantly in profit for the fiscal years ending August 2027 and August 2028 compared to the previous fiscal year. This will be due to implementation of structural reforms including the closure of unprofitable stores, optimization of personnel, consolidation of headquarters locations to reduce selling, general and administrative expenses, and significant reduction of stagnant and continuing inventory with a low turnover rate to optimize inventory levels. Free cash flow is expected to increase significantly in the fiscal year ending August 2026 compared to the previous fiscal year due to inventory reductions, and to decrease significantly in the fiscal year ending August 2027 due to the reversal of the temporary factor of inventory reductions in the previous fiscal year.

As it is difficult at this time to make a specific estimate of the synergy effects expected to be realized through the implementation of the Share Exchange, such synergy effects have not been reflected in the financial forecasts or in the valuation calculations conducted by Maxus based on these forecasts.

(Amount in JPY million)

	Fiscal year ending August 2026	Fiscal year ending August 2027	Fiscal year ending August 2028	Fiscal year ending August 2029

Net sales	22,241	22,867	23,782	24,257

Operating profit	278	1,142	1,542	1,601

EBITDA	148	1,109	1,539	1,623

Free cash flow	2,516	1,321	950	1,029

Maxus has conducted the valuation of the share exchange ratio principally using information provided by the Companies and publicly available information or obtained through interviewing as is, and on the assumption that such materials and information are all accurate and complete and not likely to have material influence on the calculation of the share exchange ratio, and that there are no facts that have not been disclosed to Maxus. Maxus has not independently verified the accuracy or completeness of such information. It has not independently evaluated or assessed the assets or liabilities (including financial derivatives, off-balance-sheet assets, off-balance-sheet liabilities, and other contingent liabilities) of the Companies or their respective affiliates, including any analysis or valuation of individual assets or liabilities, nor has it requested any third-party evaluation, appraisal or assessment. Furthermore, Maxus assumes that the information concerning the Business Plan submitted by the Company was reasonably examined or prepared by the Company’s management team based on the best estimation and judgment which could be obtained at this point in time. Maxus relied on the information and economic conditions as of November 13, 2025 for its valuation.

II.	Reasons for Selecting World Shares as the Consideration for the Share Exchange

World and the Company have selected World Shares, the shares of the wholly-owning parent company resulting from the Share Exchange, as the consideration for the Share Exchange. World Shares are listed on the Tokyo Stock Exchange Prime Market, and it is expected that trading opportunities for World Shares will continue to be available on such market after the Effective Date of the Share Exchange. In addition, it is anticipated that the shareholders of the Company may benefit from certain synergies arising from the Share Exchange. Based on the foregoing, World and the Company consider that the foregoing selection is appropriate.

As a result of the Share Exchange, the Company will become a wholly-owned subsidiary of World effective on March 1, 2026 (scheduled). Consequently, in accordance with the delisting criteria of the Tokyo Stock Exchange Standard Market, the Company Shares will undergo the prescribed procedures and are expected to be delisted on February 26, 2026 (with the last trading date being February 25, 2026). After delisting, the Company Shares will no longer be tradable on the Tokyo Stock Exchange Standard Market. If the current effective date of the Share Exchange is changed, the delisting date will also be adjusted accordingly.

Even after the delisting of the Company Shares, World Shares allotted to the Company shareholders through the Share Exchange will remain listed on the Tokyo Stock Exchange Prime Market. Therefore, shareholders holding at least one unit will still be able to trade their shares on the financial instruments exchange even after the Share Exchange takes effect, and the Companies believe that the liquidity of the shares will continue to be provided.

Although shares less than one unit cannot be sold on the Tokyo Stock Exchange Prime Market, shareholders may utilize the World’s buyback program for shares less than one unit, should they wish to do so. For details on these procedures, please see I., (i), Note 3, “Handling of shares less than one unit.”

Additionally, for details on the handling of fractions less than one share resulting from the Share Exchange, please see I., (i), Note 4, “Handling of fractions less than one share.”

The Company shareholders will be able to trade their Company Shares on the Tokyo Stock Exchange Standard Market as usual until the last trading date of February 25, 2026 (scheduled). They will also be able to exercise their legal rights under the Companies Act and other laws and regulations until the Record Time.

III.	Matters considered to avoid harming the interests of the Company’s shareholders

As of November 14, 2025, W&DiD, an equity-method affiliate of World, holds 18,427,778 shares (Note) of the Company Shares. Therefore, the Company is an equity-method affiliate of World, and World is classified as an other related company of the Company. Furthermore, World will (A) extend a loan to the Company in order for the Company to repay its borrowing of JPY one billion against DAYS Partner No.1 Limited Partnership (“DAYS Partner No.1”) as of December 1, 2025, and (B) change the borrowing of JPY 500 million owed by W&DiD against DBJ to the loan from World to W&DiD as of the same date, and as a result, the Company will become a consolidated subsidiary of World. Accordingly, World and the Company determined that it would be necessary to ensure the fairness and avoid conflicts of interest in connection with the Share Exchange, and implemented the following measures to ensure fairness (including measures to avoid conflicts of interest) as follows:

Note:

For the purpose of reducing the number of shares relating to World Shares to be delivered through the Share Exchange, World plans to acquire the Company Shares held by W&DiD in accordance with applicable laws and regulations no later than the day prior to the effective date of the Share Exchange (No World Shares will be allotted to the Company Shares held by World upon implementation of the Share Exchange.)

(i)	Obtaining valuation reports from independent third-party valuation institutions of the Companies

World selected Nomura Securities that is an independent third-party valuation institution of the Companies, and the Company selected Maxus that is an independent third-party valuation institution of the Companies as their respective third-party evaluation institutions. Each of World and the Company obtained valuation reports concerning the share exchange ratio.

For an overview of the valuation reports, please see “B Items regarding valuation” above. It should be noted that neither World nor the Company obtained a fairness opinion from its respective third-party valuation institutions to the effect that the Share Exchange Ratio is appropriate or fair from a financial viewpoint.

(ii)	Advice from independent law firms of the Companies

World selected AMT as its legal advisor and received legal advice from this firm regarding the procedures of the Share Exchange and the methods and processes of World’s decision-making. AMT is an independent law firm of both World and the Company and does not have any material interests with either company.

The Company selected Kitahama Partners as its legal advisor and received legal advice from this firm regarding the procedures of the Share Exchange and the methods and processes of the Company’s decision-making. Kitahama Partners is an independent law firm of both World and the Company and does not have any material interests with either company.

(iii)	The Company having established the independent Special Committee and obtained a written report from the disinterested Special Committee

On September 10, 2025, in response to World’s initial intention to start consideration and discussion on the Share Exchange, based on a resolution of the Board of Directors meeting of the Company held on September 10, 2025 (the “Resolution of the Company Board of Directors Meeting”), the Company established the Special Committee consisting of three persons; Ms. Ayumi Nakazawa (an independent outside director of the Company), Mr. Chiaki Ueda (an independent outside corporate auditor of the Company), and Mr. Masao Yamashita (an independent outside corporate auditor of the Company), all of whom are independent from both the Companies and the success or failure of the Share Exchange, aiming at making a careful decision by the Company, given that the Company is an equity-method affiliate of World and the Share Exchange involves structural conflicts of interest issues, eliminating arbitrariness in the process of decision-making by the Board of Directors of the Company, ensuring fairness, transparency and objectivity, and obtaining opinions on whether the decision by the Board of Directors of the Company to implement the Share Exchange is fair to the Company’s general shareholders. The Company has selected these three persons as members of the Special Committee from the outset and has never made any changes to the Special Committee members. In addition, Ms. Ayumi Nakazawa, an outside director and independent officer of the Company, has assumed the position of chairperson of the Special Committee through mutual election by the members of the Special Committee. The remuneration of the members of the Special Committee consists solely of fixed remuneration that is payable regardless of the success or failure of the Share Exchange and the contents of their reporting, and does not include any fees contingent on the success of the Share Exchange and other conditions.

Following this, based on the Resolution of the Company Board of Directors Meeting, the Company consulted with the Special Committee concerning (a) the appropriateness of the Share Exchange (whether or not the Share Exchange contributes to an increase in the corporate value of the Company), (b) the fairness of the transaction terms of the Share Exchange (whether or not the exchange ratio in the Share Exchange is fair), (c) the fairness of the procedures for the Share Exchange (whether or not sufficient procedures have been taken to ensure the fairness of the transaction terms of the Share Exchange), and (d) whether the Share Exchange is fair to general shareholders judging based on the conditions (a) through (c) above (above (a) through (d), collectively, the “Consultation Matters”), and commissioned the Special Committee to submit a written report on these matters to the Board of Directors of the Company. In addition, in the Resolution of the Company Board of Directors Meeting, the Company has resolved that decisions regarding the Share Exchange at the Board of Directors of the Company will be made with the utmost respect for the opinions of the Special Committee in light of the purpose of the establishment of the Special Committee, and that if the Special Committee determines that the implementation of the Share Exchange or the transaction terms are inappropriate, the Board of Directors of the Company will not approve the Share Exchange.

Furthermore, based on the Resolution of the Company Board of Directors Meeting, the Company has granted the Special Committee the following: (A) the authority to receive information from officers or employees of the Company necessary for examining and making decision on the Share Exchange; (B) the authority to appoint or designate, as required at the expense of the Company, the Special Committee’s own financial advisor or third-party valuation institution and legal advisor, or to approve (including ex-post-facto approvals of) the external professional advisors appointed by the Board of Directors of the Company, and to request professional advice from the external advisors appointed by the Company; and (C) the authority to be involved in circumstances that may substantially affect the negotiation process of the terms and conditions of the Share Exchange.

The Special Committee held its committee meeting a total of 10 times during the period from September 19, 2025 through November 13, 2025 and, furthermore, even if not holding such meetings by such means as e-mails, it expressed its views and exchanged and collected information and, as required, held discussions from time to time, to prudently examine the Consultation Matters. Specifically, about Maxus, which the Company selected as financial advisor and third-party valuation institution, as well as Kitahama Partners, the legal advisor, the Special Committee confirmed that there were no problems regarding their independence and expertise and approved such selection. Subsequently, it was given an explanation from the Company on the outline of businesses of the Company, policy for preparation of the Business Plan of the Company along with procedures for its formulation, etc., which is the basis for calculation of the share exchange ratio, and had a question-and-answer session. The Special Committee sent questionnaires to World and the Company on the purpose of the Share Exchange and received explanations from each of the Companies on the purpose of the Share Exchange, the background and particulars that led to the Share Exchange, the status of management improvement efforts since the Company became an equity-method affiliate of World, expected synergies from the Share Exchange, management policies after the Share Exchange, and treatment of employees, and had a question-and-answer session. Furthermore, from Kitahama Partners, which is the Company’s legal advisor, it received advice on the method of decision making by the Company’s Board of Directors concerning the Share Exchange, measures to ensure fairness of the procedures concerning the Special Committee’s operation and others, and measures to avoid conflicts of interest.

In addition, the Special Committee was given an explanation from Maxus, financial advisor and third-party valuation institution of the Company, on the method of calculating the allocation ratio for the Share Exchange and on the result of valuation, held a question-and-answer session and verified its reasonableness. It should be noted that the Special Committee has practically engaged in the process of negotiation with World, in such a way as it received reports from time to time on the process and details of the negotiations and discussions between World and the Company concerning the Share Exchange, based on which it held discussions more than once on the policy for the negotiation and other matters, and expressed its opinion.

After taking the procedures mentioned above, the Special Committee carefully deliberated and considered concerning the Consultation Matters and, as a result, as of November 13, 2025, it unanimously submitted the Written Report to the Company’s Board of Directors to the effect that the decision to implement the Share Exchange is fair to the Company’s general shareholders. For details of the Written Report, please see the attached “Written Report” as of November 13, 2025, which is included as an appendix to the in the “Notice Concerning the Execution of a Share Exchange Agreement (Simplified Share Exchange) for Making RIGHT ON Co., Ltd. a Wholly Owned Subsidiary of World Co., Ltd.,” announced on November 14, 2025 by World and the Company.

(iv)	The Company’s establishment of an independent review framework

The Company established an in-house framework for considering, negotiating and judging on the Share Exchange from a standpoint independent of World. Specifically, after the Company received the letter of intent from World on August 25, 2025, it considered and established a project team to consider the Share Exchange (including the preparation of the Business Plan that would form the basis for the valuation of the Company Shares) and to conduct discussions and negotiations with World. The members of such project team should consist of the officers or employees of the Company who do not hold concurrent positions as World officers or employees and have never held positions as officers or employees of the World Group and, Mr. Seiji Hirohashi, a director of the Company, who also serves as the representative director of W&DiD, and Mr. Isaku Omine, the Representative Director, President Executive Officer of the Company, who previously held the position of group managing executive officer of World, would not be involved in any discussions or negotiations related to the Share Exchange conducted in the Company as they have interests with the Share Exchange and this rule is maintained.

In addition to the handling mentioned above, the Special Committee has also confirmed that there are no issues with the Company’s review framework (including the scope of the Company officers and employees involved in the review, negotiation and decision-making of the Share Exchange and their duties) from the perspective of independence and fairness, based on the advice by Kitahama Partners.

(v)	Approval by all of the Company directors who do not have interests with World and no objection from all of the corporate auditors

The Company has resolved to conclude the Share Exchange Agreement at its Board of Directors meeting held on November 14, 2025, after carefully discussed and reviewed as to whether the Share Exchange by World will contribute to increase of the Company’s corporate value and whether the transaction terms for the Share Exchange including the Share Exchange Ratio are appropriate, based on the legal advice obtained from Kitahama Partners, Maxus’s advice from the financial viewpoint, the Share Exchange Ratio Valuation Report (Maxus), and the Written Report obtained from the Special Committee.

Given that the Company is an equity-method affiliate of World and the Share Exchange falls under a category of transactions that typically involve structural conflicts of interest and information asymmetry issues, it is essential to eliminate the risk that deliberations and resolutions by the Board of Directors will be affected by these issues. For this reason, the above resolution was made unanimously by the two directors out of the four directors of the Company, excluding Mr. Seiji Hirohashi, a director of the Company, who also serves as the representative director of W&DiD, and Mr. Isaku Omine, the Representative Director, President Executive Officer of the Company, who previously held the position of group managing executive officer of World. Furthermore, all the three corporate auditors of the Company attended the above Board of Directors meeting, and all of them expressed their opinion that they had no objection to the resolution.

Additionally, to eliminate the risk of conflicts of interest, of the directors of the Company, Mr. Seiji Hirohashi and Mr. Isaku Omine have not participated in the Board of Directors meeting mentioned above and other Board of Directors meetings concerning the Share Exchange and, simultaneously, have not participated in discussions or negotiations on the Share Exchange from the standpoint of the Company.

(vi)	Securing opportunities for other purchasers to make proposals for purchase (market checking)

The Company and World have never made any agreement which may restrict any proposer for purchase other than World (the “Oppositive Proposer for Purchase”) from contacting the Company such as agreements containing transaction protection provisions that would prohibit the Company from contacting the Oppositive Proposer for Purchase.

In addition, an extraordinary general meeting of shareholders of the Company to approve the Share Exchange Agreement is scheduled to be held on February 4, 2026, approximately two months after the announcement of the execution of the Share Exchange Agreement, and compared to other corporate acquisition cases, it would not be considered that the opportunities for the Oppositive Proposer for Purchase are insufficiently secured.

Although the Company is not engaged in aggressive market checking, considering that indirect market checking is deemed to have been implemented as described above in the Share Exchange, and other sufficient measures to ensure fairness have been taken as described in 1) through 5) above, the fairness of the procedures in the Share Exchange would not be impaired solely by the fact that the Company is not engaged in aggressive market checking.

IV.	Matters related to the appropriateness of the amounts of stated capital and capital reserves of World, which will become the wholly-owning parent company resulting from the Share Exchange

The amounts of World’s stated capital and capital reserves to be increased as a result of the Share Exchange will be appropriately established by World in accordance with the provisions of Article 39 of the Regulations for Corporate Accounting. Under such treatment, World will be able to determine, within the scope of laws and regulations, the amounts of the increase in its stated capital and capital reserves after comprehensively taking into account and examining its financial condition, capital policy, and other relevant circumstances. Accordingly, World considers such treatment to be appropriate.

(2)	Reference items related to the exchange consideration

I.	Provisions in World’s Articles of Incorporation

World’s Articles of Incorporation are not included in the documents sent herewith pursuant to the laws and regulations and Article 14 of World’s Articles of Incorporation; however, they are posted online both on the Company’s website (https://biz.right-on.co.jp/ir/general-meeting/ (in Japanese)) and the TSE’s website (https://www2.jpx.co.jp/tseHpFront/JJK010010Action.do?Show=Show (in Japanese)).

II.	Items related to the methods of converting the exchange consideration

(i)	Markets in which the exchange consideration is traded

World Shares are traded on the TSE Prime Market.

(ii)	Intermediaries, brokers, or agents in the trading of the exchange consideration

The intermediation and brokering of trading of World Shares is performed by securities companies and other financial institutions throughout Japan.

(iii)	Details of any restrictions on the transfer or other disposition of the exchange consideration

No relevant items.

III.	Items related to the market price of the exchange consideration

Based on the last business day immediately preceding the date on which the execution of the Share Exchange Agreement was publicly announced (November 14, 2025), the average closing prices of World Shares on the TSE Prime Market over a one- month, three-month and six-month periods were JPY 2,742, JPY 2,864 and JPY 2,733, respectively. Please see the TSE’s website (https://www.jpx.co.jp/ (in Japanese)) for the latest market price and other information regarding World Shares.

IV.	Details of World’s balance sheet for each fiscal year that has ended in the last five years

Details are omitted, as World has filed securities reports in each fiscal year pursuant to Article 24, Paragraph 1 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended).

(3)	Items related to the appropriateness of provisions for stock acquisition rights associated with the Share Exchange

All of the stock acquisition rights issued by the Company that remain unexercised as of the day immediately preceding the effective date of the Share Exchange will, on the same date, be acquired by the Company without consideration from the holders of such rights and will be canceled. The Company has not issued any bonds with stock acquisition rights.

(4)	Items related to financial statements, etc.

I.	Details of World’s financial statements, etc. associated with its most recent fiscal year

The details of World’s financial statements, etc. associated with its most recent fiscal year (the fiscal year ended February 28, 2025) are not included in the documents sent herewith pursuant to the laws and regulations and Article 14 of World’s Articles of Incorporation,; however, they are posted online both on the Company’s website (https://biz.right-on.co.jp/ir/general-meeting/(in Japanese)) and on the TSE’s website (https://www2.jpx.co.jp/tseHpFront/JJK010010Action.do?Show=Show (in Japanese)).

II.	Details of World’s extraordinary financial statements, etc. with an extraordinary settlement date on the day following the last day of its most recent fiscal year

No relevant items.

III.

Details of any material disposition of assets, material incurrence of liabilities, or other events that have a material impact on the status of corporate assets of World and the Company occurring after the last day of the most recent fiscal year

(i)	The Company

A	Conclusion of the Share Exchange Agreement

At the Board of Directors meeting held on November 14, 2025, the Company resolved to enter into the Share Exchange Agreement with World, and, on the same date, concluded the Share Exchange Agreement. The details of the Share Exchange Agreement are as described above in 2.“Outline of the details of the Share Exchange Agreement.”

B	Borrowing of funds (refinancing) and early repayment of borrowings

At the Board of Directors meeting held on November 14, 2025, the Company resolved to implement, effective December 1, 2025, (a) the borrowing of funds (refinancing) from World and (b) the early repayment of its borrowings against DAYS Partner No.1.

(ii)	World

A	Disposal of treasury shares

At the Board of Directors meeting held on May 27, 2025, World resolved to dispose of its treasury shares for the purpose of restricted stock remuneration (the “Disposal of Treasury Shares”) as follows, and on June 16, 2025, the disposal was completed.

(1) Disposal date	June 16, 2025
(2) Class and number of shares for disposal	32,560 shares of World Shares (making up 0.09% of the total number of issued shares)
(3) Disposal price	JPY 2,512 per share
(4) Total amount of disposal price	JPY 81,790,720
(5) Offering or disposal method	Method in which shares are allotted to those eligible for restricted stock
(6) Method of investment implementation	Through contribution of monetary remuneration claims in kind
(7) Disposal recipients, their number, and the number of shares for disposal	Three of World’s Directors (excluding Outside Directors and Directors who are Audit & Supervisory Committee members), 14,520 shares; 15 of World’s Group Executive Officers, 18,040 shares
(8) Other	Because the Disposal of Treasury Shares corresponds to a public offering of securities not requiring a notification for public offering or secondary distribution pursuant to Article 2-12, Paragraph 1 of the Order for Enforcement of the Financial Instruments and Exchange Act, a securities notification has not been submitted.

B	Dividends of surplus

Based on a resolution at the General Meeting of Shareholders held on May 27, 2025, World paid dividends of surplus of JPY 43 per World Share for total dividends of JPY 1,465,025,351 with an effective date of May 28, 2025.

Based on a resolution at the Board of Directors meeting held on October 3, 2025, World paid dividends of surplus of JPY 49 per World Share for total dividends of JPY 1,671,040,973 with an effective date of November 5, 2025.

C	Implementation of the Share Exchange with NARUMIYA INTERNATIONAL Co., Ltd. (“NARUMIYA”)

At the Board of Directors meeting held on July 3, 2025, World resolved to conduct the Share Exchange by which World would become the wholly-owning parent company of NARUMIYA and NARUMIYA would become the wholly-owned subsidiary of World (the “NARUMIYA Share Exchange”), concluded the Share Exchange Agreement on the same day, and implemented the NARUMIYA Share Exchange effective October 1, 2025.

D	Issuance of share price condition-based tax-qualified stock options (stock acquisition rights)

At the Board of Directors meeting held on August 21, 2025, World resolved to issue share price condition-based tax-qualified stock options (stock acquisition rights) (the “Stock Acquisition Rights”) to its officers and employees and issued such Stock Acquisition Rights on September 5, 2025.

E	Acquisition of treasury shares

At the Board of Directors meeting held on October 15, 2025, World resolved to acquire treasury shares of World Shares held by NARUMIYA, a subsidiary of World, as set forth below, and the procedures for book-entry transfer of the shares were completed on October 20, 2025.

(1) Acquisition date	October 15, 2025 (date of execution of the sale and purchase agreement) October 20, 2025 (date of completion of book-entry transfer of the shares)

(2) Class and number of shares to be acquired	174,365 shares of World Shares (0.48% of the total number of issued shares)

(3) Acquisition price	JPY 2,672 per share

(4) Total acquisition price	JPY 465,903,280

(5) Method of acquisition	Off-market transaction (negotiated transaction)

F	Conclusion of the Share Exchange Agreement

At the Board of Directors meeting held on November 14, 2025, World resolved to enter into the Share Exchange Agreement with the Company, and, on the same date, concluded the Share Exchange Agreement. The details of the Share Exchange Agreement are as described above in 2. “Outline of the details of the Share Exchange Agreement.”

G	Share split and partial amendments to the Articles of Incorporation

At the Board of Directors meeting held on November 14, 2025, World resolved to implement a share split whereby each share of World Shares will be split into two shares, with a Record Date of February 28, 2026 and an effective date of March 1, 2026 (the “Share Split”), and to effect partial amendments to the Articles of Incorporation in connection with the Share Split, with an effective date of March 1, 2026. The details of such amendments to the Articles of Incorporation are as follows:

(Underlined indicates the amendment)

Current Articles of Incorporation	After Amendment

(Total Number of Authorized Shares) Article 6 The total number of shares authorized to be issued by the Company shall be 137,500,000 shares.	(Total Number of Authorized Shares) Article 6 The total number of shares authorized to be issued by the Company shall be 275,000,000 shares.

H	Partial amendments to the Articles of Incorporation

At the Board of Directors meeting held on November 14, 2025, World resolved to effect partial amendments to the Articles of Incorporation, with an effective date of May 28, 2026 (scheduled). The details of such amendments to the Articles of Incorporation are as follows. World plans to submit a proposal regarding such partial amendments to the Articles of Incorporation to the 68th Annual General Meeting of Shareholders scheduled for May 28, 2026.

(Underlines indicate the amendment)

Current Articles of Incorporation	After Amendment

(Rights with Respect to Fractional Shares)

Article 8  Shareholders of the Company may not exercise any rights in respect of fractional (less-than-one-unit) shares they hold, except for the following rights:

(1)   the rights set forth in each item of Article 189, Paragraph 2 of the Companies Act;

(2)   the right to make a request under Article 166, Paragraph 1 of the Companies Act; and

(3)   the right to receive allocations of shares offered for subscription and stock acquisition rights offered for subscription in proportion to the number of shares held by the shareholder.

(newly  added provision)

(newly  added provision)

(Rights with Respect to Fractional Shares)

Article 8  Shareholders of the Company may not exercise any rights in respect of fractional (less-than-one-unit) shares they hold, except for the following rights:

(1)   the rights set forth in each item of Article 189, Paragraph 2 of the Companies Act;

(2)   the right to make a request under Article 166, Paragraph 1 of the Companies Act;

(3)   the right to receive allocations of shares offered for subscription and stock acquisition rights offered for subscription in proportion to the number of shares held by the shareholder; and

(4)   the right to make the request provided in the following article.

(Request for Sale of Fractional Shares)

Article 9  A shareholder holding fractional (less-than-one-unit) shares of the Company may request that the Company sell to that shareholder the number of shares which, when combined with the fractional shares held by the shareholder, will constitute a full unit of shares. However, this shall not apply where the Company does not hold treasury shares sufficient to cover the number of fractional shares required to be sold.

Articles 9 to 32 (text omitted)	Articles 10 to 33 (unchanged)

I	Changes to exercise conditions of stock acquisition rights

At the Board of Directors meeting held on November 14, 2025, World resolved, effective March 1, 2026, to adjust, in connection with the Share Split, the reference share price (the “Reference Share Price”) and the exercise ratio (the “Exercise Ratio”) with respect to the exercise conditions for the 2025 Stock Acquisition Rights, the issuance of which was resolved at the Board of Directors meetings of World held on May 27, 2025 and August 21, 2025, under which the holder may exercise the number of stock acquisition rights corresponding to the Exercise Ratio depending on the highest closing price of World common shares in ordinary transactions on the Tokyo Stock Exchange on each trading day of the Tokyo Stock Exchange falling within the period from the allotment date up to but excluding the commencement date of the exercise period. The details of such adjustment are as follows.

	Before Adjustment		After Adjustment

Stock acquisition rights (resolution date for issuance)	Reference Share Price	Exercise Ratio	Reference Share Price	Exercise Ratio

2025 Stock Acquisition Rights (May 27, 2025 and August 21, 2025)	JPY 3,000 or more	20%	JPY 1,500 or more	20%
	JPY 3,500 or more	40%	JPY 1,750 or more	40%
	JPY 4,000 or more	60%	JPY 2,000 or more	60%
	JPY 4,500 or more	100%	JPY 2,250 or more	100%

J	Loan to the Company

At the Board of Directors meeting held on November 14, 2025, World resolved, effective December 1, 2025, to extend a loan in the amount of JPY 1.0 billion to the Company (the “Loan”), in connection with the Company’s repayment of its borrowing of JPY 1.0 billion against DAYS Partner No. 1. As a result of the Loan, the Company became a consolidated subsidiary of World from equity-method affiliate of World.

K	Change of lender in respect of W&DiD’s borrowings

At the Board of Directors meeting held on November 14, 2025, World resolved, effective December 1, 2025, to change borrowings owed by W&DiD’s against DBJ to loans from World to W&DiD (the “Change of Lender”). As a result of the Change of Lender, W&DiD became a consolidated subsidiary of World from an equity-method affiliate of World.

(5)	Items related to prospects for performance of obligations by the wholly-owning parent company resulting from the Share Exchange after the Effective Date of the Share Exchange

No relevant items.